Mail Stop 0510

November 1, 2004

Via U.S. mail and facsimile

Mr. Richard W. Kunes
Senior Vice President and Chief Financial Officer
The Estee Lauder Companies Inc.
767 Fifth Avenue
New York, NY 10153

	RE:	Form 10-K for the fiscal year ended June 30, 2004
		File No. 1-14962


Dear Mr. Kunes:

		We have reviewed this filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Item 7. Management`s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 17

2. Please expand your discussion of critical accounting policies to address the following:
* Types of assumptions underlying the most significant and subjective estimates;
* Any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described;
* A quantitative discussion of changes in overall financial performance if you were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in the most material assumptions underlying the accounting estimate or by using the reasonably possible range of the accounting estimate.
* A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past three years, the reasons for the changes, and the effect on your overall financial performance;
	Refer to SEC Releases 33-8098 and 33-8350.

Reconciliations of Financial Results, page 21

3. Your presentation of condensed statements of earnings described as "Non-GAAP Results" gives too much prominence to amounts not calculated and presented in accordance with GAAP. Given the guidance of Item 10(e)(1)(i)(A) of Regulation S-K, please remove the non-GAAP statements of earnings. Naturally, you may present specific non-GAAP measures, as long as the requirements in Item 10(e) of Regulation S-K have been met.

4. You have presented the 2003 reconciliation as the special pre-tax charge of $22.0 million in connection with the proposed settlement of a class action lawsuit is significantly larger than similar charges incurred individually or in the aggregate. It appears that costs of a similar nature would have been incurred within the prior two years or are likely to recur within the subsequent two years. Please tell us how you considered the requirements in Item 10(e)(1)(ii)(B) of Regulation S-K.

Fiscal 2004 as Compared with Fiscal 2003, page 23

5.	Please quantify the impact of each factor when multiple factors contribute to material fluctuations. For example, the decrease in operating expenses as a percentage of net sales for the year ended
June 30, 2004 compared to the year ended June 30, 2003 was due to higher growth in net sales, ongoing cost containment efforts, partially offset by operating expenses related to BeautyBank, higher operating costs associated with newly acquired brands, and expenses related to compliance with regulatory requirements. Refer to Item 303(a)(3)(i) of Regulation S-K and Financial Reporting Codification 501.04.

Product Categories, page 26

6.	Where there is more than one reason for a change between periods, please revise your segment MD&A for the annual periods to quantify the extent to which each reason contributed to the overall change in the segment line item. For example, net sales of skin care products increased due to the recent launches of certain products, full year of the Darphin line of products, partially offset by lower net sales of certain existing products. Refer to Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 28

7.	Please disclose your material commitments for capital
expenditures, the general purpose of those commitments and the anticipated source of funds needed to fulfill those commitments. See
Item 303(a)(2) of Regulation S-K.

Table of Contractual Obligations, page 31

8.	Please consider revising your table of contractual cash
obligations to include the following:
(a) Estimated interest payments on your debt;
(b) Estimated payments under interest rate swap agreements; and
(c) Planned funding of pension and other postretirement benefit obligations.

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Forward-Looking Information, page 34

9.	Your statement that words such as "will" and "will continue" are used to identify forward-looking statements is confusing, since these terms generally imply more certainty. Please revise or advise.








Financial Statements

Note 2.  Summary of Significant Accounting Policies

General

10.	Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. Please tell us whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses.

Property, Plant and Equipment, page F-9

11.	Please clarify which line item includes depreciation and
amortization of property, plant and equipment. In addition, refer to the disclosure requirements of SAB Topic 11:B.

12.	Please separately disclose the range of useful lives for each category presented. For categories that still have very broad useful lives, you should separately discuss the types of assets that fall in each part of the range.

Goodwill and Other Intangible Assets, page F-9

13.	Please disclose the estimated useful life of each class of
intangibles. Please also disclose the estimated aggregate amortization expense for each of the next five years. Refer to paragraph 45(a)(3) of SFAS 142.

Accumulated Other Comprehensive Income (Loss), page F-11

14.	As discussed on page F-17, you closed your operations in
Argentina. Please present the reclassification adjustments related to your foreign currency translation adjustments. See paragraph 19 of SFAS 130.


Revenue Recognition, page F-11

15.	You disclose that revenues are generally recorded when products are shipped.  Please disclose in your revenue recognition policy:
* Whether your stated shipping terms are FOB shipping point or FOB destination pursuant to your sales agreements;
* Your customers` rights of inspection, acceptance, and return; and
* When title passes from you to your customer.
Unless obvious, please explain to us why sales recognition is appropriate upon shipment, rather than upon delivery to and acceptance by the customer. Note that even if your sales agreements state that title passes upon shipment, customer acceptance provisions or a history of your replacing goods damaged or lost in transit may make the recognition of revenue upon delivery to and acceptance by the customer GAAP. See the Interpretive Response to Question 3 of SAB
Topic 13:A.3.b.

16.	You state that generally revenues from merchandise sales are recorded at the time the product is shipped to the customer. Expand your disclosure to state what you mean by "generally." For those sales which you do not record sales at the time of shipment, state when you do record these sales.

Advertising and Promotion, page F-12

17.	Since you engage in co-op advertising arrangements, please
disclose your accounting policy for them, including the statement of earnings line item in which they are included. If you pay slotting fees, have buydown programs, and/or make other payments to resellers, please provide similar disclosures regarding each of these types of arrangements as well. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. For each type of arrangement treated as an expense, rather than as a reduction of revenues, please tell us how the arrangement meets the requirements of EITF 01-9. Please also discuss in MD&A any significant estimates resulting from these arrangements.

Note 4. Acquisition and Divestiture of Businesses and License
Arrangements, page F-15

18.	You have various license arrangements to develop and market
products under brand names such as Tommy Hilfiger, DKNY, Kate Spade, and Michael Kors. Please disclose the basic terms and duration of these and other license arrangements. Please disclose your responsibilities under these arrangements including whether amounts are owed during the term of the license agreements or whether all required payments are made upon initiation of the contract. In addition, please disclose how you account for these arrangements on an ongoing basis. We note the intangible assets recorded.

Note 6.  Income Taxes, page F-17

19.	You provide tax reserves for federal, state and international exposures relating to audit results, planning initiatives and compliance responsibilities. If material, provide the disclosures required by paragraph 9 and 10 of SFAS 5.

Note 8.  Debt, page F-19

20.	During fiscal 2004, you and the holders of the $6.50 Cumulative
Redeemable Preferred Stock exchanged all of the outstanding shares due June 30, 2005 for a newly issued series of cumulative redeemable preferred stock with a mandatory redemption date of June 30, 2015 with a variable dividend rate. This exchange transaction was accounted for as a modification of the terms of the cumulative redeemable preferred stock, and accordingly, the effects of this transaction were limited to the prospective change in dividend rates. Tell us how you determined it was appropriate to treat this exchange transaction as a modification based on the requirements of EITF 96-19 or other applicable literature.

Note 15.  Commitments and Contingencies, page F-30

21.	Please expand your disclosure related to the consolidated class action lawsuit to specifically address the following:
* Clarify whether you are still awaiting Court approval for the settlement agreement.
* Clarify whether the $22 million charge recorded in 2003 is also the total amount accrued as of the latest balance sheet date related to this matter. If not, disclose the total amount accrued as of the latest balance sheet date. In addition, if it is reasonably possible that a material loss may have been incurred in excess of the amount accrued, disclose an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Refer to paragraphs 9 and 10 of SFAS 5.
* Clarify whether the settlement agreement for which you recorded the $22 million also relates to the Federal Action. If the Federal Action is independent, provide the disclosures required by paragraphs 9 and 10 of SFAS 5.

22.		With respect to the Blydenburgh landfill and the
Huntington/East Northport landfill, disclose whether the $16 million and $20 million represent the estimated investigation and cleanup costs for all potentially responsible parties or whether these are your estimated liability amounts. In addition, disclose whether any amounts have been accrued. If it is reasonably possible that a material loss may have been incurred in excess of the amount accrued, disclose an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Refer to paragraphs 9 and 10 of SFAS 5.

Exhibits 31.1 and 31.2

23.	Disclosure controls and procedures are now defined in Exchange
Act Rules 13a-15(e) and 15d-15(e). See SEC Release 33-8238, which became effective August 14, 2003. Please file an amendment to your Form 10-K to include certifications that conform to the format provided in Item 601(b)(31) of Regulation S-K and refer to the appropriate locations for the definitions. In doing so, please refile the Form 10-K in its entirety.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information.
Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.





If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 942-7769 or, in her absence, to the undersigned at (202) 942-1774.

							Sincerely,





							Rufus Decker
							Accounting Branch Chief

Mr. Richard W. Kunes
November 1, 2004
Page 8 of 8




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

       DIVISION OF
CORPORATION FINANCE